GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 NOV 13 AM 7:10

02060322

28th October 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose a copies of announcements sent to the London Stock Exchange.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

dlw 12/12

Directors' Interests in Shares of GKN plc

On 22nd October 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 54,205 50p ordinary shares of GKN plc at 241p per share, representing less than 0.009% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

22 October 2002

GKN plc - Notice of Trading Update Announcement

"GKN plc confirmed today that in line with good practice, it will provide its planned 4th Quarter Trading Update on Monday 25th November."